UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the development of block BM-C-33

—

Rio de Janeiro, May 08, 2023 - Petróleo Brasileiro S.A. - Petrobras informs that it has approved, together with its partners Equinor and Repsol Sinopec Brasil, the final investment decision (Phase III) of block BM-C-33, operated by Equinor, located in the pre-salt of Campos Basin, in the state of Rio de Janeiro. The block is about 200 km offshore and has water depths of up to 2,900m. In BM-C-33 three gas and oil/condensate accumulations were discovered: Pão de Açúcar, SEAT and Gávea.

The project is based on production by wells connected to an FPSO (floating production, storage and offloading unit), with capacity to process produced oil/condensate and gas and specify them for sale. The transfer of the oil/condensate follows the model already adopted in the offshore systems, and the natural gas will be exported to the coast through a subsea pipeline that will connect to a receiving infrastructure located at the Cabiúnas Terminal - TECAB, and then connect to the gas transportation network.

The FPSO's oil/condensate processing capacity will be 20,000 m3/day and the gas production and export capacity will be 16 million m3/day, with an average natural gas export flow of about 14 million m3/day. Oil and gas reserves of over 1 billion barrels of oil equivalent (boe) are expected to be recovered.

Start-up is scheduled for 2028. The partnership for the development of this concession is composed by Equinor (35% - operator of the Block), Repsol Sinopec Brasil (35%) and Petrobras (30%).

Facts deemed material will be communicated to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer